FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March, 2018

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑·Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1.01 Entry into a Material Definitive Agreement.

On March 5, 2018, Euro Tech Holdings Company Limited (the “Company”) entered into an Equity Transfer Agreement (the “Agreement”) with Ms. Jin Lijuan (the “Purchaser”) to sell its 20% equity stake of Zhejiang Jiahuan Electronics Co., Ltd. (“Jia Huan”) for a purchase price of RMB$31,312,500. The Purchaser is the wife of the holder of the remaining 80% equity stake of Jia Huan.

The completion of the transaction is subject to completion of all closing formalities, including the need to obtain approval and registration with the relevant governmental authorities. The date upon which the required approval and registration is obtained is referred to as the “Closing Date.” The purchase price is required to be paid by the Purchaser within 15 days of the Closing Date. The Purchaser was required to pay an RMB$1,000,000 to the Company within two days of the signing the Agreement.

Purchaser’s husband, Mr. Hanke Xing, owns the remaining 80% equity stake of Jia Huan. Mr. Xing will pledge 20% of such stake as security for Purchaser’s performance of her payment obligation, and Mr. Xing will enter into a separate Equity Pledge Contract with the Company and apply for registration of the equity pledge with Jinhua Municipal Bureau of Market Supervision and Administration. If the Purchaser fails to perform her obligations as agreed herein, the Company shall have priority in receiving payment in accordance with laws by way of disposition, auction or sale of such pledged equities.

Mr. Xing and the Jia Huan shall be jointly and severally liable for guaranteeing the Purchaser’s performance of her payment obligation hereunder, and Mr. Xing and the Jia Huan will issue a separate letter of commitment to the Company to undertake such joint and several guarantee liability.

9.01    Financial Statements and Exhibits.

(d) Exhibits.

10.1	Equity Transfer Agreement

99.1	Press Release, dated March 28, 2018 issued by Euro Tech Holdings Company Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

April 2, 2018	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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